Exhibit 12.1

Cytokinetics, Incorporated

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 30, 2011. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio Of Earnings To Combined Fixed Charges And Preference Security Dividends

(In thousands, except ratios)

	Year Ended December 31,					Nine months Ended September 30,
	2006	2007	2008	2009	2010	2011
Income (loss) before income taxes	$(57,115)	$(48,894)	$(56,374)	$24,694	$(49,463)	$(35,982)
Fixed charges	1,437	1,676	1,501	1,400	1,164	771

Total earnings (loss) for computation of ratio	$(55,678)	$(47,218)	$(54,873)	$26,094	$(48,299)	$(35,211)

Fixed Charges:
Interest expense	$439	$594	$488	$399	$176	$32
Interest attributable to rentals(a)	998	1,082	1,013	1,001	988	739

Total fixed charges	$1,437	$1,676	$1,501	$1,400	$1,164	$771

Preferred stock dividends	—	—	—	—	—	2,857
Total combined fixed charges and preferred stock dividends	$1,437	$1,676	$1,501	$1,400	$1,164	$3,628

Ratio of earnings to combined fixed charges and preferred stock dividends(b)	—	—	—	18.64	—	—

a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in years ended December 31, 2006, 2007, 2008, and 2010 and the nine months ended September 30, 2011, the ratio coverage was less than 1:1. Additional earnings of $57.1 million, $48.9 million, $56.4 million, $49.5 million and $36.0 million would have been required in each of those periods, respectively, to achieve a coverage of 1:1.